FORM 18-K
          For Foreign Governments and Political Subdivisions Thereof


                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.
                                 ANNUAL REPORT
                                      of
                           PROVINCE OF SASKATCHEWAN
                                    CANADA
                             (Name of Registrant)

                Date of end of last fiscal year: March 31, 2002
                            SECURITIES REGISTERED*
                         (As of close of fiscal year)

====================== ============================ ======================

                              Amounts as to                Names of
    Title of issue          which registration           exchanges on
                               is effective            which registered
---------------------- ---------------------------- ----------------------
---------------------- ---------------------------- ----------------------

          N/A                      N/A                       N/A
====================== ============================ ======================

*The Registrant is filing this annual report on a voluntary basis.

         Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                 PAMELA WALLIN
                            Canadian Consul General
                              Canadian Consulate
                          1251 Avenue of the Americas
                             New York, N.Y. 10020

                                      or

                                DAVID MURCHISON
                              Canadian Consulate
                          1251 Avenue of the Americas
                             New York, N.Y. 10020
                                  Copies to:

RON STYLES                                        JOHN W. WHITE
Deputy Minister of Finance                        Cravath, Swaine & Moore
Department of Finance                             Worldwide Plaza
Province of Saskatchewan                          825 Eighth Avenue
2350 Albert Street                                New York, N.Y. 10019
Regina, Saskatchewan
Canada S4P 4A6


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The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

     (a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities. None.

     (b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof. None.

     (c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization instalment. None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

     (a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.) Reference is made to page 52 of Exhibit d hereto.

     (b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to inter-governmental debt.) Reference is made to page 52 of Exhibit d hereto. The only external funded debt of the registrant are Public Issue Debentures.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant. Reference is made to pages 49-52 of Exhibit d hereto.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

          (1) Total amount held by or for the account of the registrant. Not applicable, because no securities of the registrant are registered.

          (2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so. Not applicable, because no securities of the registrant are registered.

          (3) Total amount otherwise outstanding. Not applicable, because no securities of the registrant are registered.

     (b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities. Not applicable.



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5.   A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

     (a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.) Reference is made to page 26 of Exhibit d hereto.

     (b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.) Reference is made to page 26 of Exhibit d hereto.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue. Reference is made to pages 35 and 36 of Exhibit d hereto.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control. None.

     (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported. Not applicable.

*  This annual report comprises:

     (1)  Pages numbered 1 to 4 consecutively.

     (2)  The following exhibits:

          (a)  none;

          (b)  none;

          (c)  none;

          (d)  Province of Saskatchewan Current Description;

          (e) Volume 1 of the Public Accounts for the registrant for the year ended March 31, 2002;

          (f) Excerpts from Crown Investments Corporation of Saskatchewan Annual Report 2001;

          (g)  consent of the Provincial Auditor;

          (h)  consent of KPMG LLP; and,

          (i)  Mid-Year Financial Report and Budget Update.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.


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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Regina, Saskatchewan, on the 31st day of December, 2002.


                               PROVINCE OF SASKATCHEWAN


                               By /s/ Rae Haverstock
                                  ------------------
                                  Name:    Rae Haverstock
                                  Title:   Executive Director
                                           Capital Markets Branch
                                           Treasury and Debt Management Division
                                           Department of Finance